

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

February 12, 2009

Via U.S. Mail and facsimile to (501) 228-4482

Timothy Miller
Chief Executive Officer
Sumotext Incorporated
2100 Riverdale, Suite 200
Little Rock, Arkansas 72202

> **Re:    Sumotext Incorporated**
> **Registration Statement on Form S-1**
> **Filed January 23, 2009**
> **File No. 333-156934**

Dear Mr. Miller:

    We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    On your signature page in your amendment, please indicate, if true, that Mr. Miller is also signing the registration statement in his further capacity as principal financial officer.  See Instruction 1 to Form S-1.

Timothy Miller
Sumotext Incorporated
February 12, 2009
Page 2

Risk Factors, page 8

2.	Include an additional risk factor highlighting the potential lack of control over the company's proprietary technology.  Disclose the amounts of unpaid compensation under the Atreides and DataMethodology agreements and highlight the fact that Messrs. Miller and Woods personally own all rights to the technology underlying the Company's products until these amounts are paid.

If we become a fully reporting public company, we…, page 10

3.	Explain what you mean by "fully" reporting public company.

The majority of the Company's Client Relationships are on a Month-To-Month Basis…, page 10

4.	Please discuss whether it is common business practice in your industry to do business under long-term contracts or under month-to-month contracts as you do.

Description of Business, page 18

Competition, page 23

5.	On page 23, you list your major direct competitors.  Pursuant to Item 101(c)(1)(x), please explain the principal methods of competition in your industry *e.g.* price, service, warranty, or product performance and the positive and negative factors pertaining to your competitive position.

6.	Further, clarify whether your operations currently "combine solid application architecture and features with sufficient human and capital resources to support a long term business model" or whether future capital improvements are necessary.  Please disclose where your company stands in relation to its specific competition and the "short-code texting" market in general.

Material Agreements, page 23

7.	Since Mr. Miller is your sole officer and director, the basis for Mr. Miller not being "deemed an agent of the Company, or [having] the authority to act on behalf of the Company" is the not clear.  Please revise.

Management's Discussion and Analysis, page 24

Comparison of Operating Results, page 24

8.      Pursuant to Item 303(a)(3)(i), please analyze and discuss how the current
        recession and other macroeconomic factors are affecting your operations.

9.      We refer to your disclosure of the use of estimates in Note 1 to the financial
        statements at page F-13.  Please provide disclosure in the MD&A about the
        critical accounting estimates and assumptions used in the preparation of your
        financial statements.  The disclosure should address estimates and assumptions
        that are subject to judgment and uncertainty and might have a material impact on
        your operating performance and financial condition.  You should also address the
        potential impact on your financial statements of changes in the estimates and
        assumptions you used.  Your disclosures should include a sensitivity analysis and
        other quantitative information that would be useful to an investor in
        understanding the nature and potential impact of the underlying judgments.  For
        additional guidance, refer to Item 303 of Regulation S-K as well as section V of
        Release No. 33-8350, "Interpretation: Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations.", which is located on our website at:
        http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 26

10.     On page 26, you estimated that you need $480,000 of additional funding to
        continue operations over the next 12 months and another $480,000 to expand your
        operations.  Please analyze and explain at how you arrived at this estimate.
        Further, please discuss your specific plan for raising such amounts over the next
        twelve months and whether you expect becoming a public reporting company to
        facilitate your capital raising.

Certain Relationships and Related Transactions, page 27

11.     Please provide the disclosure required by Item 404(b)(1).

12.     Disclose the number of employees of Atreides, LLC and DataMethodology and
        whether these two companies have any other clients other than Sumotext
        Incorporated.  If so, disclose whether such clients compete with Sumotext
        Incorporated and how potential conflicts of interests are resolved.

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

13.     Although you state that Mr. Miller receives no compensation other than through a
        consulting agreement, please disclose that Mr. Miller, in his capacity as sole
        director of the company, has the power to set his own compensation.

Available Information, page 35

14.     Please revise this section to state that the effectiveness of this registration
        statement will trigger the company's obligation to file current and periodic reports
        with the Commission under Section 15(d) of the Securities Exchange Act of 1934.

Financial Statements

Notes to Financial Statements

Note 2, Going Concern, page F-14

15.     Please refer to the auditor's report at page F-7, which refers to the disclosure in
        Note 2 of management's plans to address the company's ability to continue as a
        going concern.  Please revise Note 2 to include a more detailed disclosure of
        management's viable plans to overcome its financial difficulties.  Also expand the
        discussion of liquidity and capital resources in MD&A at page 24 to include a
        reasonable detailed discussion of the Company's cash requirements needed to
        support its operations during the twelve months followings the date of the
        financial statements presented in the filing.  Refer to Section 607.02 of the
        Codification of Financial Reporting Policies

*       *       *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

Timothy Miller
Sumotext Incorporated
February 12, 2009
Page 6

for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc:     By facsimile to (713) 524-4122
        David M. Loev, Esq.
        The Loev Law Firm, PC